Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC  27215
Telephone:  336-584-5171
FOR IMMEDIATE RELEASE

Contact:  336-436-4855  Shareholder Direct:  800-LAB-0401
               Pamela Sherry                                   www.labcorp.com
               Investor@labcorp.com


LABCORP-REGISTERED TRADEMARK- COMPLETES
ACQUISITION OF DYNACARE INC.

Estimated $45 Million in Annual Cost Savings Expected by Year-
End 2004

Burlington, NC, July 25, 2002 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-)
(NYSE: LH) today announced it has completed its previously announced acquisition of Dynacare Inc., a leading independent provider of laboratory testing in North America. LabCorp acquired all of the outstanding shares of Dynacare and financed the transaction by issuing approximately 4.9 million shares of its common stock and using $260 million in cash, a $150 million bridge loan, borrowings of $50 million under its $300 million revolver, and paying off Dynacare's existing $195 million of senior subordinated unsecured notes. There is a call premium of 103.6% of par on the notes, which amounts to approximately $7 million.

Dynacare is an independent clinical laboratory offering services in certain regions of the U.S. and Canada. It operates 26 central laboratories (two of which are esoteric), 115 rapid response labs and 302 patient service centers in 21 states and two Canadian provinces. Dynacare's operations also include four joint ventures with hospital partners - two based in the U.S. and two in Canada. Dynacare had 2001 revenues of approximately
$238 million (based on U.S. GAAP) and has approximately 6,300 employees.

"We are delighted to add Dynacare to our national network of industry-leading clinical laboratories," said Thomas P. Mac Mahon, chairman and chief executive officer of LabCorp. "It is an excellent strategic combination for LabCorp, expanding our coverage not only in various regions of the U.S., but also Canada, where Dynacare has long been a respected laboratory with a loyal base of physician clients. The combination of Dynacare with LabCorp allows us to further enhance service to our clients and their patients by offering more conveniently located patient service centers and on-site testing facilities. It also allows us to broaden the array of testing services currently available to physicians, particularly in specialized fields such as molecular biology, genetics, oncology and infectious disease, where LabCorp's Esoteric
Centers of Excellence in Research Triangle Park, North Carolina,
Minneapolis, Minnesota and Los Angeles, California offer leading-edge technologies important in swift and effective patient care."

The Company filed an 8-K on July 24, 2002 that provided guidance for 2002 and 2003. This guidance included the anticipated impact of the Dynacare acquisition on LabCorp's financial results for these years. Investors and analysts are directed to this 8-K filing for additional information on the Company.

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 19,000 employees, the Company offers more than 4,000 clinical tests ranging from routine analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular
Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based ViroMed offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2001 and subsequent SEC filings.


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